Writer’s Direct Dial: +1 212 225-2758

Email: jjuantorena@cgsh.com

February 7, 2022

VIA EDGAR

Attn:	Arthur Tornabene-Zalas

Laura Nicholson

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street

Washington, D.C. 20549-7010

Re:	Petróleos Mexicanos

Registration Statement on Form F-4

Filed September 29, 2021

File No. 333-259870

Amendment No. 1 to Registration Statement on Form F-4

Filed November 12, 2021

File No. 333-259870

Form 6-K for the month of December, 2021

Filed December 6, 2021

File No. 000-00099

Ladies and Gentlemen:

By letter dated January 24, 2022, the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form F-4 (as amended, the “Registration Statement”) of Petróleos Mexicanos (the “Issuer”) and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística (the “Guarantors”, and together with Petróleos Mexicanos, “PEMEX”) and the Issuer’s report on Form 6-K that was furnished to the Commission on December 6, 2021 (the “Original 6-K”).

U.S. Securities and Exchange Commission, p. 2

As requested by the Staff, set forth below are PEMEX’s responses to the comments. For your convenience, PEMEX has reproduced below the Staff’s comments and has provided PEMEX’s response immediately below each comment.

Staff’s Comments

1.

We note your response to prior comment 1, and your inclusion of unaudited condensed consolidated interim statements of comprehensive income for the three-month periods ended September 30, 2021 and 2020 in the report on Form 6-K furnished on December 6, 2021. We also note your statement in your response letter that you intend to incorporate by reference this report on Form 6-K in the amended registration statement. However, we also note that such report does not include a discussion of your results of operations for the three months ended September 30, 2021 compared to the end of your last fiscal year or the three months ended September 30, 2020. Please provide your analysis as to why such discussion is not required by Item 10(a) of Form F-4. For example, we note that the financial information provided in the report on Form 6-K reflects a significant increase in net loss for the quarter ended September 30, 2021 as compared to the quarter ended September 30, 2020.

In response to the Staff’s comment, on February 7, 2022, PEMEX submitted a report on Form 6-K (the “Supplemental 6-K”) that supplements the Original 6-K by including a discussion of its results of operations for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The Supplemental 6-K also includes a discussion of liquidity and capital resources describing certain events that occurred after December 1, 2021, which supplements and updates the discussion of PEMEX’s balance sheet as of September 30, 2021 as compared to December 31, 2020 included in the Original 6-K. The Supplemental 6-K will be incorporated by reference in the prospectus contained in Pre-Effective Amendment No. 2 (“Pre-Effective Amendment No. 2”) to the Registration Statement (as amended, the “Amended Registration Statement”), which PEMEX intends to file hereafter. PEMEX respectfully submits to the Staff that this report complies with Item 10(a) of Form F-4.

2.

Please provide your analysis as to why a discussion of your results of operations for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 is not required in the Form 6-K furnished on December 6, 2021. Refer to General Instruction B of Form 6-K. In that regard, we note that your third quarter 2021 results published on your website included a discussion of such results. Please ensure that your response provides an analysis of the materiality of such information.

The Supplemental 6-K includes a discussion of PEMEX’s results of operations for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. PEMEX respectfully submits to the Staff that this report complies with General Instruction B of Form 6-K.

U.S. Securities and Exchange Commission, p. 3

Furthermore, Pre-Effective Amendment No. 2 will include (i) an updated consent letter of KPMG Cárdenas Dosal, S.C. (KPMG), independent registered public accounting firm, and (ii) new notes to be issued as part of the Amended Registration Statement in exchange for U.S. $6,813,567,000 of notes issued by PEMEX in December 2021.

* * *

U.S. Securities and Exchange Commission, p. 4

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2758.

Sincerely,

By:	/s/ Jorge U. Juantorena
Jorge U. Juantorena